Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
American National Insurance Company:
We consent to the incorporation by reference in the registration statement (No. 333-XXXXX) on Form S-8 of American National Insurance Company of our report dated March 30, 2009 with respect to the consolidated statements of financial position of American National Insurance Company as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated April 9, 2009 with respect to the related financial statement schedules I through V, which reports appear in the registration statement on Form 10 dated July 1, 2009.
/s/ KPMG LLP
Houston, Texas
July 20, 2009